Exhibit 99.1
press release
ArcelorMittal statement regarding missile strike on its Ukraine plant

14 September 2026, 14.50 CET

On Saturday, ArcelorMittal’s Ukrainian steel operation, ArcelorMittal Kryvyi Rih, was again struck by a ballistic missile attack. Two contractors were tragically killed in the attack, and two employees injured.

The company’s focus is on supporting the bereaved families and friends, as well as providing support to all employees impacted by the missile strike, with those injured receiving medical attention in local hospitals.

The strike focussed on the area of ironmaking complex #1. Specialist teams are currently assessing the extent of the damage and the work required to resume operations. It is too early at this stage to provide a credible estimate of how long repair works will take.

This is the second missile strike on ArcelorMittal Kryvyi Rih’s operations in five weeks. In mid-August a missile strike claimed two lives. Primary steel production has currently been halted while repair works are undertaken, and the rest of the plant’s facilities are either being idled or running at minimum operating levels.

Further operational updates will be made in due course when complete damage assessments have been undertaken and there is sufficient clarity on the status and timeline for repair works.

Our thoughts are with all our colleagues in Ukraine during this incredibly difficult time.

ENDS

About ArcelorMittal

ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 14 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2025 generated revenues of $61.4 billion, produced 55.6 million metric tonnes of crude steel and 48.8 million tonnes of iron ore. Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable.

Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). http://corporate.arcelormittal.com/

ArcelorMittal Investor Relations contact information
General	+44 20 7543 1128
Retail	+44 20 3214 2893
Bonds/Credit	+33 157 955 035

ArcelorMittal Corporate Communications contact information
Paul Weigh
Tel:	+44 20 3214 2419
E-mail	press@arcelormittal.com

2